Series Golden Dahlia 02, a Series of LUXUS Argyle LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of LUXUS Argyle LLC, as in effect as of the effective date set forth below (the “Operating Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement.

Name of Series	Series Golden Dahlia 02, a Series of LUXUS Argyle LLC (“Series Golden Dahlia 02”).
Effective Date of Establishment	August 10, 2022.
Managing Member	Luxus Alternatives Inc. was appointed as the Managing Member of Series Golden Dahlia 02 with effect from the date of the Operating Agreement and shall continue to act as the Managing Member of Series Golden Dahlia 02 until the first to occur of: (1) Monetization Event (as defined in the Operating Agreement), (2) dissolution of Series Golden Dahlia 02 pursuant to Section 11.01(b) or (3) its removal and replacement pursuant to Section 4.03 or Article X.
Initial Member	Luxus Alternatives Inc.
Series Golden Dahlia 02 Asset	The Series Golden Dahlia 02 Asset shall be a ring featuring a yellow fancy vivid diamond to be acquired by Series Golden Dahlia 02 following the closing of the Initial Offering and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series Golden Dahlia 02 from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	Luxus Alternatives Inc. (also known as the Managing Member).
Management Fee Performance Fee (Carry)

Pursuant to the Operating Agreement, the Asset Manager will be entitled to a Management Fee as compensation for identifying, procuring and offering the Series Golden Dahlia 02 Asset that is equal to 0.75% per annum of each Member’s capital account, to be accrued monthly and paid upon the Monetization Event by deducting the Management Fee from each Member’s capital account.

The Asset Manager will be entitled to a Performance Fee (or Carry) generally equal to 20% of the net profits of each Monetization Event subject to an 8% preferential return to the Members.

Issuance	Subject to the Operating Agreement, the maximum number of Series Golden Dahlia 02 Interests the Company can issue is 5,000.

Number of Series Golden Dahlia 02 Interests held by the Managing Member	On the date hereof, Series Golden Dahlia 02 hereby grants to the Managing Member a single Series Golden Dahlia 02 Interest, which Interest shall be considered issued and outstanding as of the date hereof but may not be recorded in the books of the Company until the closing of the Initial Offering of Series Golden Dahlia 02 Interests. Consideration for such initial issuance shall be paid after the date hereof but prior to the closing of the Initial Offering.
Broker	Dalmore Group, LLC.
Brokerage Fee	1% of the purchase price of the Series Golden Dahlia 02 Interests sold in the Initial Offering of the Series Golden Dahlia 02 Interests.
Other Rights

Holders of Series Golden Dahlia 02 Interests shall have no conversion, voting,

exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series Golden Dahlia 02 Interests.

Officers	There shall initially be no specific officers associated with Series Golden Dahlia 02, although the Managing Member may appoint officers of Series Golden Dahlia 02 from time to time, in its sole discretion.
Minimum Interests	One (1) Interest per Member.
Managing Member Interests	The Managing Member may purchase up to 25.00% of Series Golden Dahlia 02 Interests at the closing of the Initial Offering, although such amount may be waived or modified by the Managing Member in its sole discretion.